SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)
KIMBER RESOURCES INC.
(Name of Issuer)
Common Shares, no par value

49435N101
(Title of class of securities)

(CUSIP number)
James J. Puplava
1081 Thornmint Road, Suite 100
San Diego, CA 92127
(858) 487 - 3939
(Name, address and telephone number of person authorized to receive notices and communications) October 20, 2006 (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   [_].
Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
(Continued on following page(s))
(Page 1 of 9 Pages)


CUSIP No. 49435N101
13D
Page 2 of 9 Pages

1
NAME OF REPORTING PERSON:  . James J. Puplava
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  PF; AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER
 1,352,614
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER
3,183,586:
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
	0
PERSON WITH
10
SHARED DISPOSITIVE POWER
5,076,100:
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
5,076,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.5%
10.7%
14
TYPE OF REPORTING PERSON: IN


CUSIP No. 49435N101
13D
Page 3 of 9 Pages

1
NAME OF REPORTING PERSON:  .Mary Puplava
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  **
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  PF; AF,
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER:	539,900
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:	3,183,586
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:	0
PERSON WITH
10
SHARED DISPOSITIVE POWER:	5,076,100
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:	5,076,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.7%
14
TYPE OF REPORTING PERSON: IN



CUSIP No. 49435N101
13D
Page 4 of 9 Pages

1
NAME OF REPORTING PERSON:  Puplava Financial Services, Inc.
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  **
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  California
NUMBER OF
SHARES
7
SOLE VOTING POWER:	2,495,800
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:	576,900
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:	2,495,800
PERSON WITH
10
SHARED DISPOSITIVE POWER:	576,900
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:	 3,072,700
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.5%
14
TYPE OF REPORTING PERSON:CO



CUSIP No. 49435N101
13D
Page 5 of 9 Pages

1
NAME OF REPORTING PERSON:  .Puplava Securities, Inc.
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF
SHARES
7
SOLE VOTING POWER:

BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:

576,900
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:

PERSON WITH
10
SHARED DISPOSITIVE POWER:

576,900
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:

576,900
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
1.2%
14
TYPE OF REPORTING PERSON: BD








CUSIP No. 49435N101
13D
Page 6 of 9 Pages

1
NAME OF REPORTING PERSON:  Puplava Family Trust
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  _________________
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:   AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER:
110,896
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
0
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
110,896
PERSON WITH
10
SHARED DISPOSITIVE POWER:
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
110,896
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.2%
14
TYPE OF REPORTING PERSON: OO



This Amendment No. 1 Amendment No. 1 amends and supplements the Statement on
Schedule 13D dated September 26, 2006 the Statement relating to the common shares, no par value the Shares, of Kimber Resources Inc., a British Columbia
 corporation the Company, and is filed by and on behalf of the undersigned reporting persons collectively, the Reporting Persons. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 4.	PURPOSE OF TRANSACTION

      (d)	On October 20, 2006, the Reporting Persons sent to the Company a requisition pursuant to Section 167 of the British Columbia Business Corporations Act to call a special meeting of the shareholders of the Company for the purpose of considering the following matters: (1) passing a special resolution approving the removal of Dennis Bergen, Michael Hoole, Robert Longe, Luard Manning, and Cliff Grandison as directors of the Company, (2) the election of new directors to fill any resulting vacancies on the board of directors of the Company, and (3) passing a special resolution to amend the articles of the Company to remove the provisions providing for the staggered election of directors and adopting new provisions for the annual election of all directors.

      The Companys articles of incorporation currently classify the board into three classes of directors, with two directors in each class. The terms of the three classes of directors are staggered such that the directors in each class serve for a three year term, with one class of two directors coming up for election at each annual general meeting. The Reporting Persons consider these provisions to be a means of entrenching the board of directors and management which runs counter to shareholder democracy. If approved by the shareholders, the amendment proposed by the Reporting Persons would provide that all of the directors would be elected to serve for a one year term that will expire at the following annual general meeting of shareholders.

      The Reporting Persons are asking the Company to include their requisition proposals on the agenda for the Companys upcoming 2006 annual general meeting of shareholders in order to avoid unnecessary duplication of costs of holding a separate meeting. The Company has set December 12, 2006 as the date of the annual general meeting. The Reporting Persons have not yet received a response from the Company.

      In addition to Mr. Puplava, the slate of directors proposed by the Reporting Persons to be elected to the board of directors of the Company includes the following persons:

      Alan Hitchborn, who served as the Companys Vice President of Development from 1999 until July 2006. Before joining the Company in 1999, Mr. Hitchborn was president and chief geologist for Golden Treasure Explorations, and previously spent eleven years with Placer Dome as Senior Geologist and Chief Geologist.

      Dr. Keith Barron, a founder and director of Aurelian Resources of Toronto, Canada where he served as Vice-President of Exploration from 2002 to 2005. For the past year Dr. Barron has been active in the founding and start-up of U308 Limited in Toronto where he serves as a director and Vice-President of Exploration.

      Stephen Quin, President and CEO of Sherwood Copper Corporation of Vancouver,British Columbia. Mr. Quin is a professional geologist with 25 years of international experience in exploration and corporate development. He is a graduate of the Royal School of Mines at Imperial College London. Mr.Quin is also a director of Mercator Minerals, American Gold Capital, Maximus Ventures, and Rare Element Resources.

      Dr. Leanne Baker, managing director of Investor Resources LLC. Dr. Baker is a former metals and mining equity analyst and managing director of Salomon Smith Barney. She is also a director of Agnico-Eagle Mines, Reunion Gold Corporation, U.S. Gold Corporation, and ETFS Commodity Securities.

      Larry Bell, non-executive Chair of the Board of Directors of BC Hydro, one of the largest electric utilities in Canada. Mr. Bell is also a fellow of the Institute of Corporate Directors, a director of Goldcorp, Silver Wheaton, International Forest Products, Miramar Mining, and Harwood Specialty Products. In the public sector, Mr. Bell has served as British Columbia Deputy Minister of Finance and Secretary to the Treasury Board.

      Peter Nixon, was a founding partner of Goepel Shields, an independent investment firm in Toronto, Canada specializing in providing investment advice to institutional investors. Mr. Nixon is a member of the Institute of Corporate Directors. Mr. Nixon serves on the boards of Dundee Precious Metals, Miramar Mining, Reunion Gold Corporation, and Stornoway Diamond Corporation.

      The Reporting Persons intend to vote their Shares for their proposal to amend the Companys articles of incorporation to remove the staggered terms for directors, for removal of the incumbent board (other than Mr. Puplava), and for the election of the nominees proposed by the Reporting Persons. The Reporting Persons also plan to solicit proxies from other shareholders of the Company in order to obtain authority to vote those shares for the amendment of the articles of incorporation, for removal of the incumbent directors (other than Mr. Puplava), and for the election of the slate of nominees proposed by the Reporting Persons.

      Each Reporting Person may vote their Shares on any other matter that is submitted to a vote of shareholders of the Company.

      (c)On October 12, 2006, Puplava Securities purchased 71,500 Shares and Puplava Trust purchased 28,500 Shares in market transactions on the American Stock Exchange at a price of US $1.81 per share.


ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2: Requisition for a Special Meeting of Shareholders of Kimber Resources Inc.


SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated:  October 23, 2006



s/James J. Puplava
James J. Puplava


s/Mary Puplava
Mary Puplava


Puplava Financial Services, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


Puplava Securities, Inc.


By:   s/James J. Puplava
	James J. Puplava, President


s/James J. Puplava
James J. Puplava, Trustee
Puplava Family Trust


s/Mary Puplava
Mary Puplava, Trustee
Puplava Family Trust





Page 9 of 9



Page 7 of 9